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December 15, 2010		NEW YORK
PALO ALTO
Via EDGAR		RIYADH
Securities and Exchange Commission		WASHINGTON

100 F Street, NE

Washington, D.C. 20549

Attention: Ajay Koduri, Attorney-Advisor

Re:	Liberty Media Corporation
Amendment No. 1 to Schedule 14A (File No. 001-33982)

Liberty Splitco, Inc.
Registration Statement on Form S-4 filed on December 15, 2010

Dear Mr. Koduri:

Liberty Media Corporation (“Liberty Media”) hereby electronically files under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 to its preliminary Schedule 14A (the “Proxy Statement/Prospectus”), originally filed on October 20, 2010.  Liberty Splitco, Inc. hereby electronically files under the Securities Act of 1933, as amended, its Registration Statement on Form S-4 (the “Form S-4”) of which the Proxy Statement/Prospectus forms a part.

In addition to updating changes, we have revised the Proxy Statement/Prospectus in response to Comment 2. contained in your letter to Liberty Media, dated November 10, 2010 (the “SEC Letter”), regarding the Proxy Statement/Prospectus. We previously responded to Comment 1 in the SEC Letter by correspondence dated November 23, 2010 and December 9, 2010.

Set forth below is our more fulsome response to Comment 2.  For your convenience, our response is preceded by the Staff’s comment. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement/Prospectus.

Summary, page 4

2.                                       Comment: Further, from your disclosure on page 5, we note after your redemption you will be issuing shares of Splitco common stock for the redeemed shares. Then, this Splitco common stock will be divided into two tracking stock groups, Liberty Media Capital Group and Splitco Starz Group. Under the Reasons for the Split-Off on page 8 and in the first bullet point on page 37, you state the Split-Off would simplify the complexity associated with a three tracking stock structure. Please explain why you believe this is true given that Splitco will have a two tracking stock structure.

Response: There are several reasons why the Split-Off will simplify the complexity associated with Liberty Media’s current three tracking stock structure.  Liberty Media is the only U.S. registrant that currently has three tracking stock groups. Since the issuance by General Motors of the first tracking stock in 1984, we are aware of only a handful of other registrants with stocks that tracked more than two groups of assets.

The most prevalent reason to issue a tracking stock is to unlock value in a discrete line of business.  A registrant issues a tracking stock with the intent to reflect the economic performance of the assets comprising that line of business, which results in the registrant having two classes of stock, each following a different group of assets:  a group with the assets representing the discrete line of business, and a second group that represents all of the remaining assets and businesses of the registrant.  It is this simpler model that Splitco will fall into:  it will have two classes of stock, with one class (Splitco Starz) following the group of assets corresponding to Starz Entertainment and similar businesses; and a second class (Splitco Capital) following the remaining assets and businesses of Splitco.  Investors are far more accustomed to the two tracking stock structure of Splitco, of which there have been dozens, than the three tracking stock structure of Liberty Media, of which there have been only a handful.

Going from three tracking stock groups to two will further reduce complexity as follows:

•                  As there is typically little overlap among shareholders of different tracking stocks of the same registrant, eliminating one tracking stock group will eliminate a shareholder group whose investment and voting objectives will often differ from the holders of the other tracking stocks;

•                  The financial disclosure will go from consolidated financial statements of the registrant plus attributed financial data for three separate groups, to consolidated financial statements for the registrant and attributed financial data for only two groups;

•                  As holders of tracking stocks are subject to the overall risks of the parent, reducing the number of groups will reduce the overall risks of the parent, simplifying the ability of the shareholders to analyze the risks to their shareholdings posed by the parent’s various businesses; and

•                  The complexity faced by the registrant’s directors in satisfying their fiduciary duty to all shareholders when there are three diverse shareholder groups will be simplified when there are only two shareholder groups with which they are concerned.

We have revised the disclosure at pages 8 and 37 in the Proxy Statement/Prospectus to better explain why the Split-Off simplifies the three tracking stock structure.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:	Liberty Media Corporation
Charles Y. Tanabe

KPMG LLP
Arnold Hoy